4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:Michael P. Moormeier   Dates of Board Service:2007-Present
         Principal Occupation:CEO
         Employer:MobileSpike Technologies   Dates of Service: 2010-Present
         Employer's principal business:Sales and Training of MobileSpike

         List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	CEO	Dates of Service: 2010-Present
Position:	Sales Manager	Dates of Service: 2007-2010
Position:		Dates of Service:

         Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

                  Employer:
                  Employer's principal business:
                  Title: Dates of Service:
                  Responsibilities:

                  Employer:
                  Employer's principal business:
                  Title: Dates of Service:
                  Responsibilities:

                  Employer:
                  Employer's principal business:
                  Title: Dates of Service:
                  Responsibilities:

Name:Todd O'Halloran   Dates of Board Service:2007-present
         Principal Occupation:Secretary
         Employer:MobileSpike Technologies   Dates of Service:2007-Present
         Employer's principal business:Sales and Training of MobileSpike

         List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	Secretary	Dates of Service: 2007-Present
Position:		Dates of Service:
Position:		Dates of Service:

         Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

                  Employer:Christiansen Electric
                  Employer's principal business:Electrical
                  Title:Supervisor   Dates of Service:1995-Present
                  Responsibilities:Supervision of Personnel, Contracting with customers, Electrical Engineering

                  Employer:

Employer's principal business:
Title: Dates of Service:
Responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Responsibilities:

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:Michael P. Moormeier

				2007-Present	
Title:	CEO		Dates of Service:		
Responsibilities:	Operations and supervision of all business activities				

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	Saleles manager	Dates of Service:	2007-2010
Responsibilities:	Managing sales force		
Position:	CEO	Dates of Service:	2010-Present
Responsibilities:			
Position:		Dates of Service:	

Responsibilities:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Name:Todd O'Halloran

				2007-Present	
Title:	Secretary		Dates of Service:		
Responsibilities:	Engineering and product development/ Government filings				

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	Secretary	Dates of Service:	2007-Present
Responsibilities:			
Position:		Dates of Service:	
Responsibilities:			
Position:		Dates of Service:	

Responsibilities:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Name:Raymond Moss

			Dates of Service:	2015-Present	
Title:	VP Training				
Responsibilities:	Training Supervisor				

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:		Dates of Service:	
Responsibilities:			
Position:		Dates of Service:	
Responsibilities:			
Position:		Dates of Service:	

Responsibilities:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Employer:
Employer's principal business:

1. **Name**

    Your full name:

    _Raymond D. Moss_____

2. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information:**

    Title: _VP Training/LE Relations_____ Dates of Service: __2014-Present_____
    Principal Occupation: _Lead Trainer MobileSpike Program_____
    Employer: _MobileSpike Inc_____
    Employer's principal business: _Sales and Training of MobileSpike_____

    List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

    Position: _Board Member_____ Dates of Service: _2010-Present_____
    Responsibilities: _Serve on the Board representing shareholder interests_____

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: _N/A - (Retired Washington State Trooper of 7 years)_____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

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[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

1. **Name**

   Your full name:
   Todd Cory O'Halloran

2. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information:**

   Title: Director, Secretary, CFO _____ Dates of Service: 4/11/16 - present _____
   Principal Occupation: Electrician _____
   Employer: Christenson Electric _____
   Employer's principal business: Electrical contractor _____

   List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

   Position: _____ Dates of Service: _____
   Responsibilities: _____

   Position: _____ Dates of Service: _____
   Responsibilities: _____

   Position: _____ Dates of Service: _____
   Responsibilities: _____

   Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

   Employer: Mobilespike Technologies, Inc. _____
   Employer's principal business: Develope the Mobilespike product _____
   Title: Director, Secretary, Treasurer _____ Dates of Service: 7/26/2007 - present _____
   Responsibilities: Corporate bookkeeping, R&D _____

   Employer: _____
   Employer's principal business: _____
   Title: _____ Dates of Service: _____
   Responsibilities: _____

   Employer: _____
   Employer's principal business: _____
   Title: _____ Dates of Service: _____
   Responsibilities: _____

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[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

1. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information**

Your full name:
_____Gabriel A Terreson_____

Title: __Owner_____ Dates of Service: __4.7.15 - current_____
Principal Occupation: __Real estate broker_____
Employer: _____HomeStar Realtors, Inc_____
Employer's principal business: ____Real estate sales_____

List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

Position: _____COO_____ Dates of Service: __9.22.16 - current_____
Responsibilities: ___Oversee and supervise company operations_____

Position: _____ Dates of Service: _____
Responsibilities: _____

Position: _____ Dates of Service: _____
Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ____HomeStar Realtors, Inc_____
Employer's principal business: ___Real estate sales_____
Title: _____Owner_____ Dates of Service: __4.7.15 - current_____
Responsibilities: ___Real estate broker, manage real estate company_____

Employer: ____Northwest Funding Group_____
Employer's principal business: ___Mortgage loan origination_____
Title: _____Loan Officer_____ Dates of Service: __1.30.15 - current____
Responsibilities: ____Mortgage Broker_____

Employer: ____Pinnacle Capital Mortgage_____
Employer's principal business: __Mortgage loan origination_____
Title: _____Branch manager_____ Dates of Service: __3.1.11 - 1.30.15_____
Responsibilities: _____Mortgage Banker, manage mortgage office_____

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[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.